April 7, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Coleman Cable, Inc.
Item 4.02 Form 8-K filed March 22, 2006
SEC File No. 333-124334

Ladies and Gentlemen:
     On behalf of Coleman Cable, Inc., we are providing the following responses to the Comment Letter, dated March 23, 2006, from the Staff of the Securities and Exchange Commission regarding our Item 4.02 Form 8-K filed on March 22, 2006 (the “Form 8-K”). For ease of review, we have repeated the comment in its entirety. Our response follows the comment.
SEC Staff Comment
1.	Please tell us what consideration, if any, you gave to the following with respect to the restatement you reported on March 22, 2006 on Form 8-K:
a.	The effect of the error on your initial conclusion in your Form 10-Q for the quarter ended September 30, 2005, that your disclosure controls and procedures were effective as of that date. If your conclusion remains the same, please tell us why.

b.	The effect of the error on your conclusion that disclosure controls and procedures were effective at December 31, 2005. We note from your discussion under Item 9A that you had no changes in your internal control over financial reporting during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please tell us whether you have changed the controls surrounding your accounts payable processes, and if so, why you have not disclosed these changes. If you have not changed these controls, please tell us the basis for you conclusion

COLEMAN CABLE, INC.	1530 Shields Drive	Tel 847-672-2300	Fax 847-689-1192
	Waukegan, Illinois 60085	Toll-Free 800-323-9355	Web www.colemancable.com

that your disclosure controls and procedures continue to be effective as of December 31, 2005.
Response
     Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(b) and 15d-15(e)), as of September 30, 2005. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.
     As a result of discovering the error and in connection with restating our financial statements as described in the Form 8-K, our management, including our Chief Executive Officer and Chief Financial Officer, re-evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(b) and 15d-15(e)), as of September 30, 2005. Based on that re-evaluation, our Chief Executive Officer and Chief Financial Officer concluded that there were deficiencies in our disclosure controls and procedures as of September 30, 2005.
     The error that led to our restatement was discovered by us during the quarter ended December 31, 2005, when the vendor notified us of the overpayment of approximately $1.3 million. We investigated the error and determined that the error had resulted from a credit memo from the vendor being incorrectly recorded as an invoice by an accounts payable clerk.
     The price of our copper purchases from the vendor is based on the average price of copper on COMEX each month. In recording and paying invoices on a current basis, we use a provisional value until the month closes and the monthly average price can be determined. At that time, the vendor invoices us for any additional amount owed.
     In July 2005, the vendor had invoiced us $669,000 as the additional amount owed for the month. The vendor subsequently determined that the invoice should have been in the amount of $619,000. As a result, the vendor sent us a credit memo for $669,000 and a new invoice for $619,000. The accounts payable clerk entered both the credit memo amount and the invoice amount as payables, resulting in an overstatement of the book value of inventory.
     The overstatement resulted in a difference between book inventory and physical inventory at the end of the quarter. This difference should have resulted in the accounts payable error being identified and corrected as part of our normal internal control over financial accounting. Instead, the difference between book and physical inventory was incorrectly reconciled by charging cost of goods sold in the amount of the $1.3 million discrepancy causing cost of goods sold to be overstated by that amount.
     Subsequent to the discovery of the overstatement of cost of goods sold and during the quarter ended December 31, 2005, we adjusted our internal control over financial reporting by adding a process in which we determine the expected amount of the monthly vendor adjustments by computing the difference between the invoice price and the monthly average COMEX price

COLEMAN CABLE, INC.	1586 South Lakeside Drive	Tel 847-672-2300	Fax 847-689-9099
	Waukegan, Illinois 60085	Toll-Free 800-323-9355	Web www.colemancable.com

and multiplying that amount by the number of pounds of copper we purchased during the month. We then accrue this amount and reconcile that to the actual adjustment invoice we receive from the vendor. Additionally, we receive aging reports from the vendors and reconcile them to our open payables ledger to verify that our open liability balance is correct.
     Based on these changes to our internal control over financial reporting, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2005. These incremental changes in our accounts payable processes were made as part of the continual improvement process that management has employed to enhance its internal control over financial reporting. Our management, including our Chief Executive Officer and Chief Financial Officer, carefully considered the need for disclosure of these changes and concluded, based on the nature and significance of the changes, that no disclosure was necessary since the changes did not constitute changes in our internal control over financial reporting during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as a whole.
*     *     *     *     *     *
     We hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COLEMAN CABLE, INC.	1586 South Lakeside Drive	Tel 847-672-2300	Fax 847-689-9099
	Waukegan, Illinois 60085	Toll-Free 800-323-9355	Web www.colemancable.com

     If you have any questions or comments regarding this letter, please contact George C. McKann (312-569-1127) or Troy M. Calkins (312-569-1150) of Gardner Carton & Douglas LLP, our counsel.

Very truly yours, COLEMAN CABLE, INC.
By:	/s/ Richard N. Burger
Richard N. Burger
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

cc:	Ms. Nili Shah [Securities and Exchange Commission]
Ms. Tracey McKoy [Securities and Exchange Commission]
Mr. George C. McKann [Gardner Carton & Douglas LLP]

COLEMAN CABLE, INC.	1586 South Lakeside Drive	Tel 847-672-2300	Fax 847-689-9099
	Waukegan, Illinois 60085	Toll-Free 800-323-9355	Web www.colemancable.com